April 6, 2001

Securities and Exchange Commission
c/o TSET, Inc.
333 South State Street, PMB 111
Lake Oswego, OR 97034

Dear Sirs:

I have read the disclosure in the amended for 8-K regarding the change in certifying accountant. I agree with all of the statements made in that disclosure, specifically the following:

     *    My firm was dismissed by TSET, Inc. on or around
          September 6, 2000

     *    There have been no disagreements between my firm and
          TSET, Inc. during the   two most recent fiscal years
          and any subsequent interim period preceding the date of dismissal on any matter of accounting principles or practices, financial statement disclosure, or auditing scope.

     * My firm's audit report on the financial statements or either of the past two fiscal years did not contain an adverse opinion or a disclaimer of opinion nor was qualified or modified as to uncertainty, audit scope or accounting principles.

Sincerely,

/s/ Randy Simpson, CPA, P.C.